SKADDEN, ARPS, SLATE, MEAGHER & FLOM

PARTNERS

JOHN ADEBIYI ¿

CHRISTOPHER W. BETTS

EDWARD H.P. LAM ¿*

G.S. PAUL MITCHARD QC ¿

CLIVE W. ROUGH ¿

JONATHAN B. STONE *

ALEC P. TRACY *

¿ (ALSO ADMITTED IN ENGLAND & WALES)

* (ALSO ADMITTED IN NEW YORK)

REGISTERED FOREIGN LAWYERS

WILL H. CAI (CALIFORNIA)

Z. JULIE GAO (CALIFORNIA)

BRADLEY A. KLEIN (ILLINOIS)

RORY MCALPINE (ENGLAND & WALES)

GREGORY G.H. MIAO (NEW YORK)

ALAN G. SCHIFFMAN (NEW YORK)

42/F, EDINBURGH TOWER, THE LANDMARK 15 QUEEN’S ROAD CENTRAL, HONG KONG TEL: (852) 3740-4700 FAX: (852) 3740-4727 www.skadden.com

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September 5, 2014

Confidential

Barbara C. Jacobs, Assistant Director

Matthew Crispino, Staff Attorney

Gabriel Eckstein, Staff Attorney

Stephen Krikorian, Accounting Branch Chief

Ryan Rohn, Staff Accountant

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Momo Inc.

(formerly known as Momo Technology Company Limited)

CIK No. 0001610601

Response to the Staff’s Comment Letter Dated August 19, 2014

Dear Ms. Jacobs, Mr. Crispino, Mr. Eckstein, Mr. Krikorian and Mr. Rohn:

On behalf of our client, Momo Inc., a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated August 19, 2014. Concurrently with the submission of this letter, the Company is submitting its revised draft registration statement on Form F-1 (the “Revised Draft Registration Statement”) and certain exhibits via EDGAR to the Commission for confidential non-public review pursuant to the Jumpstart Our Business Startups Act (the “JOBS Act”).

U.S. Securities and Exchange Commission

September 5, 2014

To facilitate your review, we have separately delivered to you today five courtesy copies of the Revised Draft Registration Statement, marked to show changes to the revised draft registration statement confidentially submitted to the Commission on July 30, 2014, and two copies of the submitted exhibits.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Revised Draft Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Revised Draft Registration Statement.

In addition to revising the disclosure in response to the Staff’s comments, the Company has also (i) included its unaudited condensed consolidated financial statements as of and for the six months ended June 30, 2014 and comparable financial information for the same period in 2013, (ii) included its unaudited consolidated quarterly results of operations for the two quarters ended March 31, 2014 and June 30, 2014, respectively and (iii) included other information and data to reflect recent developments.

Prospectus Summary

Summary Operating Data, page 10

1.	In this section, you define “members” as Momo users who have paid subscription fees for membership services. We note, however, that elsewhere in the prospectus, such as the first bullet point on page 12 and the risk factor on page 13, you refer to both members and paying users. Where appropriate, please clarify the difference between members and paying users. Also, revise the disclosure on page 1 added in response to prior comment 6 to clarify, if true, that the “members” referred to are paying users.

In response to the Staff’s comment, the Company has added language on pages 12, 13 and 61 of the Revised Draft Registration Statement to clarify that “paying users” includes both the Company’s “members” as well as users who make purchases of emoticons or purchase virtual items in mobile games offered on the Company’s platform.

Accordingly, the Company respectfully advises the Staff that with respect to the disclosure on page 1 of the Revised Draft Registration Statement added in response to prior comment 6, as with throughout the Revised Registration Statement, the reference to “members” is not the same concept as “paying users.”

U.S. Securities and Exchange Commission

September 5, 2014

Use of Proceeds, page 44

2.	Regarding your response to prior comment 13, consider disclosing the amount of proceeds that you plan to use to grow your business. This section does not require disclosure of definitive plans and it is acceptable to provide a quantitative discussion of preliminary plans. In this regard, we note on page 85 you describe your growth strategies but do not indicate if these will be funded with offering proceeds.

In response to the Staff’s comment, the Company has revised the relevant disclosure on page 44 of the Revised Draft Registration Statement.

Underwriting, page 154

3.	We note the added language in the second full paragraph on page 156 regarding FINRA Rule 5131(d). Please further revise to disclose the obligations of the book-running lead manager in announcing the release of shares through a major news service.

In response to the Staff’s comment, the Company has revised the relevant disclosure on page 161 of the Revised Draft Registration Statement.

Note 14. Commitments, page F-37

4.	We note your response to prior comment 43. Please tell us your consideration of disclosing your conclusion regarding material contingencies.

In response to the Staff’s comment, the Company has added the relevant disclosure on page F-37 of the Revised Draft Registration Statement.

Exhibit Index

Exhibit 10.2

5.	We note that this exhibit and Exhibit 10.3 are both missing Exhibits B–H. Please file complete copies of both agreements or advise why it is appropriate to omit the missing exhibits.

In response to the Staff’s comment, the Company has submitted exhibits B, C, E-1, E-2, F, G and H of Exhibit 10.2 and exhibits B, C, E-1, E-2, F, G and H of Exhibit 10.3. In respect of exhibit D of Exhibit 10.2 (disclosure schedule) and exhibit D of Exhibit 10.3 (disclosure schedule), the Company respectfully advises the Staff that the Company has omitted such exhibits because (i) such disclosure schedules were prepared at the request of and intended for the private investors who were parties to the relevant share purchase agreements and (ii) such disclosure schedules were not intended for public disclosure and the Company does not believe such exhibits as a whole are material to public investors.

*        *        *

U.S. Securities and Exchange Commission

September 5, 2014

If you have any questions regarding the Draft Registration Statement, please contact the undersigned by phone at +852-3740-4863 or via e-mail at julie.gao@skadden.com or Jeffrey Fu, the audit engagement partner at Deloitte Touche Tohmatsu Certified Public Accountants LLP, by telephone at +86 10-8520-7159 or via email at jfu@deloitte.com.cn. Deloitte Touche Tohmatsu Certified Public Accountants LLP is the independent registered public accounting firm of the Company.

Very truly yours,

/s/ Z. Julie Gao
Z. Julie Gao

Enclosures

cc:	Yan Tang, Chief Executive Officer, Momo Inc.
Jonathan Xiaosong Zhang, Chief Financial Officer, Momo Inc.
Jeffrey Fu, Partner, Deloitte Touche Tohmatsu Certified Public Accountants LLP
David Zhang, Partner, Kirkland & Ellis International LLP